SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Scudder Intermediate Government Trust.
(KGT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811163104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2004
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)




ITEM 1	Security and Issuer
		Common Stock
		Scudder Intermediate Government Trust
		Scudder Investment Funds
		345 Park Avenue
		New York, New York 10154
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension, and profit sharing plans, corporations,
		endowments, trust, and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past 5 years
		of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject
		to a judgment, decree, or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state securities
		laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 1,748,105
		shares of KGT on behalf of accounts that are managed by KIM (?the
		Accounts?) under limited powers of attorney, which represents 5.60%
		of the outstanding shares.   All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the
		closed end fund sector, the profile of KGT fit the investment guidelines
		for various Accounts.  Shares have been acquired since April 10, 2001.
ITEM 5	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 1,836,455 shares, which represent 5.88 % of the outstanding shares. Sophie Karpus
(Director) presently owns 750 shares purchased on January 31, 2003 at a price of $6.95 per share.  KIM Profit Sharing Plan owns 2,600 shares purchased on June 23, 2003 at a price of $7.06 (1200 shares) and
December 26 at $6.72 (600 shares), July 30 at $6.51 (800 shares).  None of the other Principals of KIM currently owns shares of KGT.
		b) KIM has the sole power to dispose of and to vote all such Shares
		under limited powers of attorney.
c) Below are the open market purchases in the last 60 days for the
Accounts.  There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
8/9/2004
400
6.56

9/1/2004
900
6.65
8/10/2004
7800
6.59

9/2/2004
10300
6.64
8/11/2004
7000
6.59

9/7/2004
1830
6.62
8/12/2004
3550
6.56

9/9/2004
-5000
6.64
8/13/2004
1000
6.60

9/14/2004
8310
6.65
8/19/2004
-21000
6.61

9/17/2004
1200
6.68
8/19/2004
450
6.60

9/22/2004
-300
6.69
8/20/2004
2700
6.62

9/23/2004
17350
6.68
8/23/2004
2000
6.62

9/24/2004
2500
6.66
8/24/2004
3300
6.62

9/27/2004
1900
6.70
8/25/2004
1300
6.62

9/29/2004
1600
6.64
8/26/2004
1700
6.62

9/30/2004
500
6.65
8/27/2004
6000
6.62




8/31/2004
100
6.62




The Accounts have the right to receive all dividends from, and any proceeds
	from the sale of the Shares.  None of the Accounts has an interest in Shares
	constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer
		Except as described above, there are no contracts, arrangement,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of the
		KGT securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable



Signature
		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
						Karpus Management, Inc.


October 8, 2004 	          By: _________________________
      Date				        Signature
				Sharon Thornton, Senior Tax Exempt Analyst / P.M.
					            Name /Title